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Israeli Oil and Gas Industry Update 2002

December 30, 2002 - Mari-B Offshore Platform

The off-shore production platform to be installed at the site of the Mari-B field discovered by the Yam Thetis group, an Israeli-American consortium operated by Samedan of Tulsa, OK, in 2000 and located 27 km west of Ashkelon arrived on site. The platform is currently being installed, with pipe to the shore scheduled to be laid during the spring of 2003. It is estimated that first deliveries will be made from the field to Israel Electric Company's plant in Ashdod in the summer of 2003. The Yam Thetis consortium has a contract with the Israel Electric Company to supply 18 billion cubic meters (985 Bcf) of gas over an 11-year period. The estimated cost of the production facilities is $300 million.

December 23, 2002 - Mexican Oil Purchase

Oil Refineries Ltd., the Israeli Government controlled company which owns the only two oil refineries in Israel, announced that it was about to sign an agreement to purchase 500,000 tons (3.7 million barrels) of Mexican oil annually for an undisclosed period. This announcement follows the signing of a multi-year petroleum purchase agreement to purchase 500,000 tons (3.7 million barrels) of oil a year from Angola. The Oil Refineries, which refines about 12 million tons (89 million barrels) of crude oil a year, announced that it signed these contracts to reduce its crude costs by eliminating the brokerage fee it paid by buying on the spot market.

December 22, 2002 - British Gas to Drill $40 million Offshore Wildcat

The participants in the Gal-B deep off-shore Israel license operated by British Gas, a major international natural gas exploration and production company, approved the recommendation of British Gas to drill a gas test well to a formation located 2,500 m (8,125 ft) below sea level (1,600 m below seabed in 900 m of water). It is estimated that the well, located about 100 km west of Haifa, will cost $40 million. According to press reports the target formation may contain as much as 70 billion cubic meters (3.8 Tcf) of gas, twice as much as the Mari-B field discovered off the coast of Ashkelon in 2000. British Gas had a major off-shore gas discovery off the coast of Gaza in 2000 and is a participant in two small off-shore gas fields (Nir and Or) discovered south of the large Mari-B and Noa gas fields discovered by the Yam Thetis group led by Samedan of Tulsa, OK.

December 22, 2002 - Gas Distribution System Planning

The Israeli Ministry of National Infrastructures announced that it would issue an international tender for a consultant to conduct a national survey of requirements and levels of demand for natural gas and to advise in the planning of a gas distribution system. According to press reports, the Ministry intends to be in a position to issue tenders for local distribution systems toward the end of 2003 with the hope that the first LDCs will be in place in 2005.

October 29, 2002 - Triassic Test Well Spudded in North Central Israel

Givot Olam Oil Exploration L.P., a publicly traded limited partnership listed on the Tel Aviv Stock Exchange which holds an on-shore Israel petroleum Exploration License just south of Zion's Ma'anit Joseph License, spudded an exploration well (the Meged #4). The well is located about 15 km southeast of Zion's proposed Joseph Reef location. The target formation of the well is the Mohilla formation in the Upper Triassic, at a depth of approximately 4,250 m (13,800 ft).

September 19, 2002 - Gas Pipeline Construction

Following the failure of the international tender to construct the national gas transportation pipeline and infrastructure, the Israeli Government decided to delegate the construction of the pipeline to the Israel Electric Company (IEC), an Israel Government controlled company. The project would be implemented by a subsidiary of IEC to be established and financed by it and then privatized following completion of the construction stage. To enable the timely completion of the pipeline so as to enable commencement of gas deliveries to key power stations located along the Israeli coast during 2003, it was decided to lay the first north-south pipeline off-shore rather than on-shore as originally planned.

June 26, 2002 - Offshore Gas Purchase Contract

The Israel Electric Company ("IEC") signed a gas purchase contract with the Yam Thetys consortium. The contract provides for IEC to purchase on a take or pay basis 18 billion cubic meters (985 Bcf) of gas over an 11 year period, at a total price of approximately $1.8 billion. The gas is to be delivered from Yam Thetys' off-shore fields to a shore facility near IEC's Ashdod power plant.

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